Exhibit 21.1

Jurisdiction of Incorporation
Name of Subsidiary	or Organization
SecureWorks, Inc.	Georgia
Delve Laboratories USA, Inc.	Delaware
SecureWorks Australia Pty. Ltd.	Australia
SecureWorks Software Canada ULC	Canada
SecureWorks Europe Limited	United Kingdom
SecureWorks Europe S.R.L.	Romania
SecureWorks India Private Limited	India
SecureWorks Japan K.K.	Japan
SecureWorks SAS	France